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                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           The Town and Country Trust
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                                (Name of Issuer)

              Common Shares of Beneficial Interest, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   892081 10 0
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                                 (CUSIP Number)

                              James H. Berick, Esq.
                        Squire, Sanders & Dempsey L.L.P.
                                 4900 Key Tower
                                127 Public Square
                              Cleveland, Ohio 44114
                                 (216) 479-8500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                October 10, 2002
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

CUSIP No. 892081 10 0
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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Alfred Lerner
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         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)

                  (b)     X
------------------ ---------------------------------------------------------------------------------------
         3.       SEC Use Only
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         4.       Source of Funds (See Instructions)   00
--------------------------- ------------------------------------------------------------------------------
         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)or 2(e)
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         6.       Citizenship or Place of Organization         United States Citizen
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Number of         7.       Sole Voting Power:         0
Shares Bene-      ----------------------------------------------------------------------------------------
ficially by
Owned by Each     8        Shared Voting Power:       1,000,000
Reporting         ----------------------------------------------------------------------------------------
Person With
                  9.       Sole Dispositive Power:    0
                  ----------------------------------------------------------------------------------------

                  10.      Shared Dispositive Power:  1,000,000
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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:    3,152,299
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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)....
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         13.      Percent of Class Represented by Amount in Row (11)  16.9%
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         14.      Type of Reporting Person (See Instructions)
                  IN






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         This Amendment No. 1 to Schedule 13D (the "Amendment") amends and restates in its entirety the statement on Schedule 13D filed by Mr. Alfred Lerner ("Mr. Lerner") on October 31, 1994, with respect to the Common Shares of Beneficial Interest, $.01 par value (the "Common Shares"), of The Town and Country Trust, a Maryland real estate investment trust (the "Trust"). This Amendment No. 1 is being filed to report that Mr. Lerner has contributed 1,000,000 Common Shares (the "Contributed Shares") to The Lerner Foundation, an Ohio nonprofit corporation.

1.       Security and Issuer
         -------------------

         This statement relates to the Common Shares. The address of the Trust's principal executive office is 100 South Charles Street, Baltimore, Maryland 21201.

2.       Identity and Background
         -----------------------

         (a)-(c), (f) Mr. Alfred Lerner is a United States citizen and his principal business address is 25875 Science Park Drive, Beachwood, Ohio 44122. Mr. Lerner is chairman of the Board and Chief Executive Officer of MBNA Corporation, a bank holding company whose executive offices are located at 25875 Science Park Drive, Beachwood, Ohio 44122. Mr. Lerner is also: (i) Chairman of the Board of the Trust; and (ii) Chairman and owner of the Cleveland Browns.

         (d)-(e) Mr. Lerner has not, during the last five years, been (i) convicted in any criminal proceeding (excluding traffic violations or other minor offenses), or (ii) a party to a civil proceeding as a result of which he would be subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Mr. Lerner is filing this Amendment to report his contribution of the Contributed Shares to The Lerner Foundation and not as a result of any acquisition of Common Shares.

4.       Purpose of Transaction

         (a) Mr. Lerner is making a gift of the Contributed Shares to The Lerner Foundation. The Lerner Foundation is a nonprofit corporation organized exclusively for charitable, religious, educational and scientific purposes, including, for such purposes, the making of distributions to organizations that qualify as exempt organizations under section 501(c)(3) of the Internal Revenue Code of 1986.

         (b) - (j)  Not applicable.

5.       Interest in Securities of the Issuer
         ------------------------------------

         (a)-(b) The response of Mr. Lerner with respect to rows 7, 8, 9, 10, 11, 12 and 13 of the cover page to this Amendment are incorporated herein by reference.

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         (c) During the 60 days immediately preceding the date of this
Amendment, Mr. Lerner has not effected any other transactions in any securities of the Trust.

         (d) Inapplicable.

         (e) Inapplicable.

6.       Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer
---------------------------


         Mr. Lerner does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Trust, including but not limited to transfer or voting of any of the securities of the Trust, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

         Mr. Lerner owns an 11.74% limited partnership interest (the "Partnership Interest") in The TC Operating Limited Partnership, a Maryland limited partnership (the "Operating Partnership") of which the Trust, together with a wholly-owned subsidiary, is the sole general partner. The Partnership Interest owned by Mr. Lerner has the economic equivalence of 2,152,299 Common Shares. Pursuant to the terms of the partnership agreement of the Operating Partnership, Mr. Lerner may convert the Partnership Interest into Common Shares and Mr. Lerner is therefore deemed to be the beneficial owner of 2,152,299 Common Shares of the Trust (11.57% of the total outstanding Common Shares). Additionally, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Lerner, as Trustee and President of The Lerner Foundation, is deemed the beneficial owner of the Contributed Shares.

7.       Material to be Filed as Exhibits
         --------------------------------

         Not applicable.


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                                    Signature
                                     ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Alfred Lerner
                                       -----------------------------------------
                                       Alfred Lerner


Dated:  October 11, 2002